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                                                                     EXHIBIT 104

                                [INTEROIL LOGO]

                              INTEROIL CORPORATION
                             WEEKLY DRILLING REPORT
                                 29TH JULY 2003

MOOSE-1 ST EXPLORATION WELL

TYPE:                    Oil Exploration

LOCATION:                PPL 238, Eastern Papuan Basin

                         145 degrees 11' 08.52" E, 06 degrees 57' 50.96" S

STATUS AT 0600 (EST):    Current depth 820m

                         Progress for the week since kicking off in sidetrack at 670m has been to fully core the secondary target to a drilled depth of 820m. Core samples contained oil shows in a fractured and porous limestone interval between 673 and 808m, as indicated in a separate News Release issued by InterOil this morning. Current operation is preparing to run casing in order to seal off lost circulation zones before drilling and coring ahead to the primary objectives. The cased zone will be tested at a later date, when testing equipment arrives.

PLANNED TOTAL DEPTH:     1700m

INTEREST:                InterOil subsidiary SPI(208) Limited 100%

OPERATOR:                SPI(208) Limited

PROSPECT DESCRIPTION:    Anticline with Late Cretaceous sandstone (primary) and
                         Eocene limestone (secondary) objectives.

FOR MORE INFORMATION PLEASE SEE THE INTEROIL WEBSITE AT: WWW.INTEROIL.COM

FOR FURTHER INFORMATION:

NORTH AMERICA                              AUSTRALASIA
Gary M Duvall                              Anesti Dermedgoglou
Vice President, Corporate Development      Vice President, Investor Relations
InterOil Corporation                       InterOil Corporation
gary.duvall@interoil.com                   anesti@interoil.com
Houston, TX USA                            Cairns, Qld Australia
Phone: +1 281 292 1800                     Phone: +61 7 4046 4600

Lisa Elliott                               Andy Carroll
DRG&E                                      General Manager, Upstream Exploration
lelliott@drg-e.com                         InterOil Corporation
Phone: +1 713 529 6600                     Phone: +61 2 9279 2000